# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Freedom Holding Corp., CIK 0000924805
CUSIP: 356390104
Title of class of securities: Common Stock, $.001 par value per share
Address of issuer's principal executive offices: 40 Wall Street, 58th Floor, New York, New York (NY), 10005
Date of event which requires filing of this statement: 09/16/2026
Amends the filing with accession number 0001654954-17-010664
Filed by CIK 0001658629
Persons authorized to receive notices and communications: Timur R. Turlov, 40 Wall Street, 58th Floor, New York, New York (NY), 10005, (212) 980-4400

## Reporting persons
- Turlov Timur R (CIK 0001658629): type of reporting person: individual (IN); citizenship or place of organization: Kazakstan (1P); source of funds: other (OO); sole voting power 41,405,112; shared voting power 0; sole dispositive power 41,405,112; shared dispositive power 0; aggregate amount beneficially owned 41,405,112 (64.91% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $.001 par value per share
Name of issuer: Freedom Holding Corp.
Address of issuer's principal executive offices: 40 Wall Street, 58th Floor, New York, New York (NY), 10005

## Item 2. Identity and Background
Name of person filing: Timur R. Turlov
Residence or business address: 40 Wall Street, 58th Floor, New York, NY 10005
Present principal occupation or employment: Chief Executive Officer and Chairman of the Board of Directors of Freedom Holding Corp.
Criminal convictions in the last five years: None.
Civil proceedings (securities laws) in the last five years: None.
Citizenship: Kazakhstan

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The information contained on the cover pages to this Amendment No. 4 and the information set forth in Items 4, 5 and 6 hereof are incorporated by reference herein. Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

Between the date of Amendment No. 3 and the date of the filing of this Amendment No. 4, the Reporting Person transferred, as a bona fide gift, an aggregate of 1,000,000 shares of common stock, $.001 par value per share of Freedom Holding Corp. to Askar Tashtitov.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information contained on the cover pages to this Amendment No. 4 and the information set forth in Items 3, 5 and 6 hereof are incorporated by reference herein and Item 4 of Schedule 13D is hereby amended and supplemented as follows.

On September 16, 2026, the Reporting Person transferred, as a bona fide gift, an aggregate of 1,000,000 shares of common stock, $.001 par value per share of Freedom Holding Corp. to Askar Tashtitov.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date hereof, the Reporting Person beneficially owns 41,405,112 shares, or approximately 64.91% of the issued and outstanding common stock of the Issuer, based upon the records of the Issuer's transfer agent as of September 11, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposal of all 41,405,112 shares of common stock he beneficially owns.
Transactions in the class effected during the past sixty days: Other than as disclosed herein, during the past 60 days, the Reporting Person has not made any purchases of common stock of the Issuer.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not Applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information contained on the cover pages to this Amendment No. 4 and the information set forth in Items 3, 4 and 5 hereof are incorporated by reference herein and Item 6 of the original Schedule 13D is amended and restated as follows:

Except as disclosed in this Amendment No. 4, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Signatures
- Turlov Timur R: /s/ Timur R. Turlov, Timur R. Turlov (09/18/2026)